UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

(650) 340-1888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

This Form 6-K and Exhibits 99.1 attached hereto shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-277227), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Notice and Proxy Statement for 2024 Annual General Meeting
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: November 7, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

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